Exhibit 99.4

ZenaTech’s Drone as a Service Announces Initiation of its Golf Course Survey Services Across Florida

Vancouver, British Columbia, (February 5, 2026) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces the expansion of its Drone as a Service platform offerings with the initiation of specialized golf course survey and mapping services. The Company will conduct an initial rollout across Florida, with plans for broader U.S. expansion. Over the past 12 months, the Company has completed drone-enabled survey engagements for five championship-level golf courses designed by one of the world’s most renowned former professional golfers and active course architects. With this achievement, a strong drone integration framework and operational foundation have been set for scaling this service across the DaaS network.

“Florida is a premier golf destination known for its large number of championship courses and complex environmental challenges such as turf health and drainage management, making it an ideal launchpad for this service,” said Shaun Passley, Ph.D., ZenaTech CEO. “Through ZenaTech’s Drone as a Service business, we have already delivered multiple complex surveys for designer-built golf courses using advanced drone mapping and analytics. With this expertise now solidified, we are actively training teams and deploying these capabilities across our other DaaS locations in the state, with the intent to scale golf course survey and maintenance services throughout our national platform.”

ZenaTech’s Drone as a Service’s golf course offerings are led by one of its seven Florida-based DaaS locations with teams that have expertise in this area. Using drone-captured data processed through specialized mapping software, the golf course survey and maintenance service delivers accurate topographic, bathymetric (water hazards) and vegetation health insights faster and more efficiently than traditional ground surveys. ZenaTech plans to scale this capability across Florida and ultimately into other key US markets through its DaaS network.

ZenaTech’s Drone as a Service platform is designed to provide business and government clients with on-demand or subscription-based access to faster and superior drone-based services for a host of surveying, inspection, maintenance, power washing, inventory management, and precision agriculture services, without the capital costs or operational burdens of ownership. By acquiring established, profitable service companies currently using low-tech processes and ripe for drone innovation, ZenaTech is building a global, multi-service DaaS network of locations in communities anchored by existing customers and revenue, for next-gen drone integration designed for speed, precision, data, and safety benefits. The company is continuing to build its global business and network of locations as well as its integration of drones and new services.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical applications for commercial, government and defense. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.